October 6, 2017

VIA EDGAR AND E-MAIL

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Russell Mancuso, Branch Chief
Heather Percival, Reviewing Attorney
Lynn Dicker, Senior Accountant
David Burton, Reviewing Accountant

Re:	Restoration Robotics, Inc. (the “Company”)
Registration Statement on Form S-1 (File No. 333-220303)

Ladies and Gentlemen:

In connection with the above-captioned registration statement (the “Registration Statement”), and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), National Securities Corporation, as the representative of the several underwriters (the “Underwriters”), hereby joins in the request of the Company that the effective date of the Registration Statement be accelerated to 4:00 p.m., Washington, D.C. time, on October 11, 2017, or as soon thereafter as practicable.

In making this request the Underwriters acknowledge that they are aware of their obligations under the Act as they relate to the public offering of securities pursuant to the Registration Statement.

In connection with this acceleration request and pursuant to Rule 460 under the Act, please be advised that from September 18, 2017 through the date hereof, the Underwriters effected the following approximate distribution of copies of the Company’s Preliminary Prospectus dated September 18, 2017:

(i)	554 copies to prospective institutional investors; and

(ii)	386 copies to prospective individual investors.

The undersigned, as the representative of the several Underwriters, has complied and will continue to comply, and we have been informed by the participating Underwriters and dealers that they have complied and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours, NATIONAL SECURITIES CORPORAITON, As the Representative of the Several Underwriters

By:	/s/ Jonathan Rich
Name:	Jonathan Rich
Title:	Executive Vice President and Head of Investment Banking